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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☒ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Coventry Funds Trust

Full Name of Registrant
Not Applicable

Former Name if Applicable

3435 Stelzer Road

Address of Principal Executive Office (Street and Number)
Columbus, OH 43219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is an open-end investment company comprised of two separate investment series. The Form N-SAR that will be filed late relates to EM Capital India Gateway Fund (the “Fund”), one of the series of the Registrant. Citi Fund Services Ohio, Inc. provides administrative services to the Fund, including the preparation of its financial statements.
The Fund invests in Indian securities through EM Capital Gateway (Mauritius), Ltd., a special purpose limited liability corporation (“SPV”) registered in Mauritius. The SPV was formed solely for the purpose of facilitating the Fund’s purchase of Indian securities and is regulated by the Securities and Exchange Board of India. Citco (Mauritius) Ltd. (“Citco”) provides administrative services to the SPV, including the preparation of financial statements.
Because the Fund is the sole investor in the SPV, its financial statements must be consolidated with the financial statements of the SPV. Citco is in the process of producing financial statements for the SPV, but has not completed its work. As a result, Citi Fund Services Ohio, Inc. cannot create consolidated financial statements for the Fund and does not have the information required to complete Form N-SAR.
(Attach extra Sheets if Needed)

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert W. Silva	614	428-3033
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Coventry Funds Trust

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ Robert W. Silva

Robert W. Silva Treasurer